Exhibit 99.1

Commtouch Reports First Quarter 2009
Financial Results

Sunnyvale, Calif. – May 5, 2009 – Commtouch® (NASDAQ: CTCH), a leading messaging and Web security technology provider, today announced its first quarter 2009 results.

First Quarter 2009 Financial Highlights:

•	Revenues for the first quarter of 2009 increased by 4% to $3,543 thousand compared to $3,401 thousand in the first quarter of 2008.

•	Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the first quarter of 2009 was $436 thousand, as compared with $400 thousand in the first quarter of 2008.

•
Non-GAAP net income for the first quarter of 2009 was $764 thousand, as compared with non-GAAP net income of $934 thousand for the first quarter of 2008. Non-GAAP net income for the first quarter of 2009 excludes $328 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting Standards No. 123R.

•	Deferred Revenues (long-term and short-term) as of March 31, 2009 amounted to $3,135 thousand, compared to $2,976 in deferred revenues as of December 31, 2008.

•	Operating cash flow for the first quarter of 2009 was $907 thousand, compared to $1,096 thousand in the first quarter of 2008.

•
Cash, short term cash deposits and marketable securities as of March 31, 2009 amounted to $16,650 thousand, compared to $16,401 thousand as of December 31, 2008. The increase is due to the above-mentioned positive operating cash flow and receipt of the proceeds from the exercise of warrants and options in the amount of $55 thousand, less the amount expended in the buy-back program, as noted below.

•
During the first quarter of 2009, the company continued executing its share buy-back program. As of March 31, 2009, the company had used a total of $1,973 thousand out of the full buy-back program of $4 million, for the repurchase of 1,037 thousand shares at an average price of $1.9. The company intends to continue to implement the buy-back plan under the guidance of its Board of Directors.

•	The Company signed agreements with five new OEM partners during the first quarter resulting in a total of 121 OEM partners using Commtouch messaging and/or Web security technologies.

“Overall, we are pleased with our first quarter results. Revenues came in slightly better than we had anticipated and operating cash flow was again strong,” commented Gideon Mantel, chief executive officer and chairman of the board. “In addition, the confidence level we have in our ability to return to a higher growth trajectory has increased significantly. This is due both to the very positive signs from the new Web security business line, as well as increased business from our messaging security products. We are also proud of our strong and continuously growing cash position, which is especially important in the current environment.”

Business Outlook

Based on current business activities and general economic conditions, Commtouch's management reiterates its full year 2009 guidance which it issued last quarter, as follows:

Full year 2009 revenues are expected to grow to between $15 million and $16 million. Net income for 2009 is expected to be approximately $4 million on a non-GAAP basis. The company expects renewed sequential growth beginning in the second quarter.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2009 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, Tuesday, May 5, 2009 at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:
U.S.: 1 866 345 5855;
ISRAEL: 03 918 0650;
INTERNATIONAL: +972 3 918 0650

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) is the source of proven messaging and Web security technology for scores of security companies and service providers, founded on a unique cloud-based datacenter approach. Commtouch’s expertise in building efficient, massive-scale security services has resulted in its patented technology mitigating Internet threats for thousands of organizations and hundreds of millions of users in more than 100 countries. Commtouch technology automatically analyzes billions of Internet transactions in real-time to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The unmatched suite of Commtouch security offerings is based on patented Recurrent Pattern Detection (RPD™) and GlobalView™ technologies, which work together in a comprehensive feedback loop and offer equally effective protection for all languages and formats. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation of a higher growth trajectory and c) the company’s business outlook for 2009, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31
	2009	2008
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$15,911	$13,661
Short term cash deposit	739	740
Marketable securities	-	2,000
Trade receivables	1,687	1,614
Prepaid expenses and other accounts receivable	358	389
Total current assets	18,695	18,404

Long-term lease deposits	60	64
Severance pay fund	639	720
Property and equipment, net	754	771
Investment in affiliate	750	750
Total assets	20,898	20,709

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	230	253
Employees and payroll accruals	751	726
Accrued expenses and other liabilities	159	237
Short-term deferred revenue	2,481	2,341
Total current liabilities	3,621	3,557

Long-term deferred revenue	654	635
Accrued severance pay	782	857
Total liabilities	1,436	1,492

Shareholders’ equity	15,841	15,660
Total liabilities and shareholders’ equity	$20,898	$20,709

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended
	March 31
	2009	2008
	Unaudited	Unaudited

Revenues	$3,543	$3,401

Cost of revenues	513	449

Gross profit	3,030	2,952

Operating expenses:

Research and development	786	781

Sales and marketing	998	1,015

General and administrative	732	869

Total operating expenses	2,516	2,665

Operating profit	514	287

Financial (expenses) income, net	(78)	120

Income before taxes	436	407

Taxes on income	-	7

Net income attributable to ordinary and equivalently participating shareholders
	$436	$400

Earning per share- basic	$0.02	$0.02

Earning per share- diluted	$0.02	$0.01

Weighted average number of shares outstanding:
Basic	25,063	25,396

Diluted	25,818	27,131

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	March 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$3,543		$3,543	$3,401		$3,401

Cost of revenues	513	10	503	449	12	437

Gross profit	3,030	(10)	3,040	2,952	(12)	2,964

Operating expenses:

Research and development	786	71	715	781	115	666

Sales and marketing	998	72	926	1,015	81	934

General and administrative	732	175	557	869	326	543

Total operating expenses	2,516	318	2,198	2,665	522	2,143

Operating profit	514	328	842	287	534	821

Financial (expenses) income, net	(78)		(78)	120		120

Income before taxes	436		764	407		941

Taxes on income	-		-	7		7

Net income	$436		$764	$400		$934

Earning per share- basic	$0.02		$0.03	$0.02		$0.04

Earning per share- diluted	$0.02		$0.03	$0.01		$0.03

Weighted average number of shares outstanding:
Basic	25,063		25,063	25,396		25,396

Diluted	25,818		25,818	27,131		27,131

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended
	March 31
	2009	2008
Cash flow from operating activities	Unaudited	Unaudited

Net income	$436	$400

Adjustments:
Depreciation	118	106
Compensations related to options issued to employees and consultants	329	549

Changes in assets and liabilities:
(Increase) Decrease in trade receivables	(73)	44
Decrease in prepaid expenses and other receivables	14	35
Decrease in accounts payable	(29)	(27)
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	(53)	182
Increase (Decrease) in deferred revenues	159	(205)
Increase in accrued severance pay, net	6	12
Net cash provided by operating activities	907	1,096

Cash from investing activities

Change in short term cash deposit	1	1,300
Sales of marketable securities	2,000	-
Change in long - term lease deposits	4	(10)
Purchase of property and equipment	(78)	(99)
Net cash provided by investing activities	1,927	1,191

Cash flows from financing activities

Buyback of outstanding shares	(639)	-
Proceeds from options and warrants exercises	55	223
Net cash (used in) provided by financing activities	(584)	223

Increase in cash and cash equivalents	2,250	2,510
Cash and cash equivalents at the beginning of the period	13,661	10,807
Cash and cash equivalents at the end of the period	$15,911	$13,317